SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated February 25, 2005 regarding Indian Consolidation Transactions and Vietnam Business Cooperation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

If you are in doubt as to any aspect of this circular, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

INDIAN CONSOLIDATION TRANSACTIONS

DISCLOSEABLE AND CONNECTED TRANSACTIONS

Independent financial adviser to the Independent Board Committee and independent Shareholders

SOMERLEY LIMITED

VIETNAM BUSINESS COOPERATION

DISCLOSEABLE TRANSACTION

A letter from the board of directors of Hutchison Telecommunications International Limited on both the Indian Consolidation Transactions and the Vietnam Business Cooperation is set out on pages 6 to 14 of this circular. A letter from the Independent Board Committee (as defined herein) containing its opinion to the independent Shareholders (also as defined herein) on the Indian Consolidation Transactions is set out on page 15 of this circular. A letter from Somerley Limited, the independent financial adviser to the Independent Board Committee and the independent Shareholders, containing its advice to the Independent Board Committee and the independent Shareholders in connection with the Indian Consolidation Transactions is set out on pages 16 to 29 of this circular.

25 February 2005

- i -

DEFINITIONS

In this circular the following expressions shall have the meanings set out below unless the context requires otherwise:

“ADIL”	Aircel Digilink India Limited, a provider of telecommunications services in India and an indirect non-wholly owned subsidiary of HTIL

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“ARPU”	average revenue per user

“associate”	has the meaning ascribed to that expression in the Listing Rules

“Board”	the board of Directors

“CDMA2000”	the radio interface standard approved as an International Mobile Telecommunications-2000 standard by the International Telecommunications Union

“connected person”	has the meaning ascribed to that expression in the Listing Rules

“Directors”	directors of HTIL

“EBITDA”	earnings before interest, tax, depreciation and amortization

“Essar”	Essar Teleholdings Limited, a substantial shareholder of HETL and HTEL prior to completion of the Indian Consolidation

“Essar Group”	Essar and its affiliates

“Fascel”	Fascel Limited, a provider of telecommunications services in India and an indirect non-wholly owned subsidiary of HTIL

“Hanoi Telecom”	Hanoi Telecommunication Joint Stock Company, a joint stock company established under the laws of SRVN and, to the best of the knowledge, information and belief of the Directors, after all reasonable enquiry, is not a connected person of the Company and is independent of the connected persons of the Company

“HESL”	Hutchison Essar South Limited, a provider of telecommunications services in India and an indirect non-wholly owned subsidiary of HTIL

“HETL”	Hutchison Essar Telecom Limited, a provider of telecommunications services in India and an indirect non-wholly owned subsidiary of HTIL

DEFINITIONS

“Hinduja Consolidation Agreement”	an agreement dated 9 June 2004 between HTI (1993), IndusInd and UM Telematics in relation to, among others, the restructuring and consolidation of the Indian Operating Companies

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HMTL”	Hutchison Max Telecom Limited, a provider of telecommunications services in India and an indirect non-wholly owned subsidiary of HTIL

“HTEL”	Hutchison Telecom East Limited, a provider of telecommunications services in India and an indirect non-wholly owned subsidiary of HTIL

“HTI”	Hutchison Telecommunications Investment Holdings Limited, an indirect wholly owned subsidiary of HWL and holder of 3,157,033,347 Shares

“HTI (1993)”	HTI (1993) Holdings Limited, a company incorporated in the British Virgin Islands and an indirect wholly owned subsidiary of HWL

“HTIL” or the “Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on the New York Stock Exchange, Inc.

“HTIL Group” or the “Group”	HTIL and its subsidiaries

“Hutchison Vietnam”	Hutchison Telecommunications (Vietnam) S.àr.l., a company incorporated under the laws of Luxembourg and an indirect wholly owned subsidiary of the Company

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong and whose shares are listed on the Main Board of the Stock Exchange

“Independent Board Committee”	an independent board committee of the Board, comprising all the independent non-executive Directors, Messrs. KWAN Kai Cheong, John W. STANTON and Kevin WESTLEY, established to give an opinion in relation to the terms of the Indian Consolidation Transactions to the independent Shareholders

“India”	The Republic of India, together with its territories and possessions

“Indian Consolidation”	the consolidation of the Indian Operating Companies (other than HMTL) under HMTL as the holding company through effecting the Indian Consolidation Transactions and the Intra-Group Transactions

DEFINITIONS

“Indian Consolidation Agreement”	the agreement dated 5 July 2003 between HTI (1993), Essar and UM Telematics in relation to, among others, the restructuring and consolidation of the Indian Operating Companies

“Indian Consolidation Announcement”	the announcement of HTIL dated 3 February 2005 relating to the Indian Share Purchase Agreements and the Indian Consolidation

“Indian Consolidation Transactions”	the sale of the entire interests in HETL, HTEL and Fascel by the Vendors pursuant to and in accordance with the terms and conditions of the Indian Share Purchase Agreements

“Indian Operating Companies”	HMTL, HETL, HTEL, HESL, Fascel and ADIL, providers of telecommunications services in India and indirect non-wholly owned subsidiaries of HTIL

“Indian Share Purchase Agreements”	six share sale and purchase agreements all entered into on 1 February 2005, made between HMTL as the purchaser and the Vendors pursuant to which the Vendors agreed to sell their entire respective interests in HETL, HTEL and Fascel to HMTL in return for the issue of shares in HMTL

“IndusInd”	IndusInd Telecom Network Limited, a substantial shareholder of Fascel prior to completion of the Indian Consolidation

“IndusInd Group” or “Hinduja Group”	Hinduja TMT Limited, a company incorporated in India, and its subsidiaries (which include IndusInd

“Intra-Group Transactions”	the sale of the entire interests in HETL, HTEL, Fascel and HESL, (namely, an aggregate of 48.96% in HETL, 32.58% in HTEL, 49% in Fascel and 49% in HESL) by seven indirect wholly owned subsidiaries of HTIL to HMTL in return for the issue of new shares in HMTL concurrent with completion of the Indian Share Purchase Agreements

“JKF”	Jaykay Finholding (India) Private Limited, a company incorporated in India and an associate of the Kotak Mahindra Group

“Kasapa”	Kasapa Telecom Limited, a subsidiary of the Company, formerly known as Celltel Limited and incorporated in Ghana

“Kotak Mahindra Group”	Kotak Mahindra Capital Co., a company incorporated in India, and its subsidiaries

“Latest Practicable Date”	21 February 2005, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein

DEFINITIONS

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Prospectus”	the prospectus issued by HTIL dated 30 September 2004 for the global offering of its Shares

“SFO”	Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) in the capital of HTIL with a nominal value of HK$0.25 each

“Shareholders”	registered holders of Shares

“Somerley”	Somerley Limited, a deemed licensed corporation under the SFO to conduct types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities and the independent financial adviser to the Independent Board Committee and the independent Shareholders

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

“substantial shareholder”	has the meaning ascribed to that expression in the Listing Rules

“SRVN” or “Vietnam”	the Socialist Republic of Vietnam

“TII”	Telecom Investments India Ltd, an indirect non-wholly owned subsidiary of HTIL, of which the Kotak Mahindra Group is a substantial shareholder

“UM Telematics”	Usha Martin Telematics Limited, a company incorporated in India and a member of the Kotak Mahindra Group

“Vendors”	Essar, JKF, UM Telematics and IndusInd

“Vietnam Business Cooperation Contract” or “Vietnam BCC”	the contract dated 12 July 2004 and made between Hanoi Telecom and Hutchison Vietnam, as amended and supplemented by the Vietnam BBC Parties on 13 October 2004 and 27 January 2005, which became effective upon the issue of the Vietnam Investment Licence on 4 February 2005

“Vietnam BCC Parties”	Hutchison Vietnam and Hanoi Telecom, parties to the Vietnam BCC

“Vietnam Business Cooperation”	the cooperation between Hanoi Telecom and Hutchison Vietnam on the basis and subject to the terms of the Vietnam Business Cooperation Contract

DEFINITIONS

“Vietnam Investment Announcement”	the announcement of HTIL dated 18 February 2005 relating to the receipt of the Vietnam Investment Licence approving the Vietnam Business Cooperation

“Vietnam Investment Licence”	the licence issued by the Ministry of Planning and Investment of the SRVN on 4 February 2005 approving the conduct of the Vietnam Business Cooperation on the basis of the Vietnam Business Cooperation Contract

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“INR”	Indian Rupees, the lawful currency of India

Note:	For the purpose of this circular and for reference only, unless otherwise specified, exchange rates of HK$1.00 to INR5.61 and HK$7.80 to US$1.00 are adopted.

LETTER FROM THE BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:	Registered office:
Mr. Dennis Pok Man LUI	Century Yard
Mr. CHAN Ting Yu	Cricket Square
Mr. Tim PENNINGTON	Hutchins Drive
P.O. Box 2681 GT
Non-executive Directors:	George Town
Mr. FOK Kin-ning, Canning	Grand Cayman
Mrs. CHOW WOO Mo Fong, Susan	British West Indies
Mr. Frank John SIXT

Independent Non-executive Directors:	Head office and principal place of business:

Mr. KWAN Kai Cheong	22nd Floor
Mr. John W. STANTON	Hutchison House
Mr. Kevin WESTLEY	10 Harcourt Road
Hong Kong

25 February 2005

To the Shareholders

INDIAN CONSOLIDATION TRANSACTIONS

DISCLOSEABLE AND CONNECTED TRANSACTIONS

VIETNAM BUSINESS COOPERATION

DISCLOSEABLE TRANSACTION

(I) INDIAN CONSOLIDATION TRANSACTIONS

INTRODUCTION

On 3 February 2005, the Company stated in the Indian Consolidation Announcement that HMTL, an indirect subsidiary in India of HTIL, had entered into the Indian Share Purchase Agreements, pursuant to which HMTL agreed to purchase from the Vendors their entire respective interests in HETL, HTEL and Fascel, also indirect subsidiaries in India of HTIL, in return for the issue of new shares in HMTL. The Indian Consolidation was completed on 1 February 2005. Further details of the Indian Share Purchase Agreements are set out in the section headed “Indian Share Purchase Agreements” below.

The Indian Consolidation Transactions constitute discloseable and connected transactions for HTIL which are subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules. HTIL has obtained from HTI, an indirect wholly owned subsidiary of HWL and holder of 3,157,033,347 Shares (representing approximately 70.2% in nominal value of the securities giving the right to attend and vote at any general meeting of HTIL), a written approval of the Indian Consolidation Transactions.

HTIL has obtained from the Stock Exchange a waiver from the requirement to hold a general meeting of the Shareholders and permission for the independent Shareholders’ approval of the Indian Consolidation Transactions to be given in writing.

LETTER FROM THE BOARD

The Independent Board Committee has been established to advise the independent Shareholders in relation to the Indian Consolidation Transactions. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee and the independent Shareholders in relation to the Indian Consolidation Transactions.

This circular provides you with further details of the Indian Consolidation Transactions and includes the advice of Somerley to the Independent Board Committee and the independent Shareholders in respect of the Indian Consolidation Transactions and an opinion of the Independent Board Committee.

INDIAN SHARE PURCHASE AGREEMENTS

Date

1 February 2005

Parties

HMTL as purchaser

Vendors as sellers

Key terms

Each Vendor agrees to sell its entire interests in HETL, HTEL and Fascel to HMTL in return for the allotment of new HMTL shares.

A description of the interest being transferred (column (2)) by each Vendor (column (1)) in return for new HMTL shares (column (3)) at the agreed value set out in column (4) is set out below.

(1)	(2)	(3)	(4)
Vendor	Percentage interest in the relevant company being transferred	Percentage interest in the total issued share capital of HMTL after Indian Consolidation	Aggregate price at which new HMTL shares are issued INR
			(approximate amount in HK$)
Essar	49.03% of HETL	14.46%	12,303,492,407.40 (2,193,136,000)
Essar	33.52% of HTEL	5.77%	4,909,268,069.77 (875,092,000)
JKF	2.01% of HETL	0.59%	504,205,828.30 (89,876,000)
UM Telematics	33.90% of HTEL	5.84%	4,965,625,037.11 (885,138,000)
UM Telematics	21.00% of Fascel	3.58%	3,047,021,635.27 (543,141,000)
IndusInd	30.00% of Fascel	5.11%	4,348,571,855.29 (775,146,000)

The new HMTL shares have a par value of INR10 each (approximately HK$1.78) and were issued at a premium of INR237.99 (approximately HK$42.42) each.

LETTER FROM THE BOARD

The underlying valuations of the Indian Operating Companies for effecting the Indian Consolidation were arrived at based on a relative valuation formula agreed among the parties after extensive arm’s length negotiations. The relative valuation formula determined the relative value of each of the Indian Operating Companies (and therefore each Vendor’s interest in such Indian Operating Companies) based upon a number of value indicators including each company’s ARPU and EBITDA and the market penetration and per capita income of the relevant company’s service areas over a historical one-year period. This relative valuation formula was used to determine the share swap ratio agreed to in the Indian Consolidation Agreement and the Hinduja Consolidation Agreement and disclosed in the Prospectus. Further information regarding the relative valuation formula can be found in Somerley’s letter to the Independent Board Committee and the independent Shareholders in this circular.

It is intended that a new shareholders’ agreement governing the parties’ relationship as shareholders of HMTL will be entered into in due course to take effect from the Indian Consolidation.

All requisite Indian government and regulatory approvals, consent and permissions for effecting the Indian Consolidation have been obtained. The Indian Consolidation was completed on 1 February 2005.

INTRA-GROUP TRANSACTIONS

To effect the Indian Consolidation, in addition to completing the Indian Consolidation Transactions, HMTL also acquired from seven indirect wholly owned subsidiaries of HTIL their entire respective interests in HETL, HESL, HTEL and Fascel (namely, an aggregate of 48.96% in HETL, 32.58% in HTEL, 49% in Fascel and 49% in HESL) in return for the issue of an aggregate of 113,373,819 new shares in HMTL at a par value of INR10 (approximately HK$1.78) and premium of INR 237.99 (approximately HK$42.42) each.

SHAREHOLDING STRUCTURE BEFORE AND AFTER THE INDIAN CONSOLIDATION

The following summary organisational chart was disclosed in the Prospectus showing the equity interests held by the major shareholders of the Indian Operating Companies before the Indian Consolidation:

Note: An additional 0.01% interest has been acquired by HTEL since the date of the Prospectus.

LETTER FROM THE BOARD

The following summary organisational chart shows the equity interests held in HMTL following the Indian Consolidation:

Notes:

1.	In addition to the 42.34% equity interest in HMTL, the Group also has an additional economic interest in approximately 13.86% of the equity of HMTL based on its minority equity interest in the joint venture entities between the Kotak Mahindra Group and the Group companies that, directly or indirectly, hold equity interests in the relevant Indian Operating Company.

2.	In addition, the Indian Consolidation Agreement provides for an aggregate of a further 0.57% of the existing shares of HMTL to be transferred to the Essar Group by the Group and the Kotak Mahindra Group, in a proportion to be determined between the Group and the Kotak Mahindra Group.

3.	The Essar Group holds the outstanding 0.185% of the issued share capital of HESL.

Foreign ownership restrictions in the Indian telecommunications industry prohibited the Company from holding more than 49% of the direct voting equity interests in the Indian Operating Companies and required that Indian shareholders must hold at least 51% of the voting equity interests in these companies. Therefore, historically, HTIL’s investments in India have taken the form of direct minority holdings through our wholly owned subsidiaries plus minority interests in Indian companies through which the Group and the Kotak Mahindra Group jointly invested in the Indian Operating Companies. The Kotak Mahindra Group owns the majority of the equity interests in these Indian companies. It is through such Indian companies that HTIL holds its additional economic interest of approximately 14% in HMTL resulting in HTIL having an aggregate interest of approximately 56%.

With respect to those companies in which the HTIL Group and the Kotak Mahindra Group have jointly invested in the Indian Operating Companies, the HTIL Group holds call options, and the Kotak Mahindra Group holds put options, in respect of the shares in such companies held by the Kotak Mahindra Group. The call and put options may be exercised at any time (subject to compliance with any applicable foreign ownership restrictions). The purchase price is fair market value at the time of exercise of the option, as determined by agreement of the parties or, failing such agreement, by an investment bank.

LETTER FROM THE BOARD

Other option agreements exist that may also affect the Company’s equity interest in the Indian Operating Companies. Such option agreements include a call option granted to UM Telematics that, if exercised, would allow it to acquire from Essar an additional stake in HMTL equal to 30% of the proportion the value of ADIL represents relative to the value of HMTL. This option is exercisable on or before the initial public offering of HMTL or 30 June 2005, whichever is the earlier. The strike price for such option is the Essar Group’s historical cost at the time the option was granted together with interest.

Further, Essar has a call option to acquire from UM Telematics an additional stake in HMTL equal to 30% of the proportion that the value of HTEL represents relative to the value of HMTL. This option is exercisable on or before the initial public offering of HMTL or 30 June 2005, whichever is the earlier. The strike price for such option is the historical cost of acquisition of the stake together with interest.

The various option arrangements have been fully disclosed in the Prospectus. The various agreements governing such option arrangements continue to be of full force and effect and are unaffected by the implementation of the Indian Consolidation. HTIL will comply with any requirements applicable under the Listing Rules upon the exercise of any of such options.

INFORMATION ON THE VENDORS, HMTL, HETL, HTEL AND FASCEL

Essar was a connected person of HTIL by virtue of being a substantial shareholder of HTEL and HETL prior to the Indian Consolidation. The Essar Group is one of India’s largest corporate houses with interests spanning the manufacturing and service sectors in both old and new economies: steel, power, shipping, constructions, oil and gas and telecom.

JKF and UM Telematics are connected persons of HTIL by virtue of being associates of the Kotak Mahindra Group, a substantial shareholder of TII. TII is an indirect non-wholly owned subsidiary of HTIL. UM Telematics was also a substantial shareholder of HTEL and Fascel prior to completion of the Indian Consolidation. The Kotak Mahindra Group is a leading Indian financial services group specialising in banking, insurance, stock broking, mutual funds and investment banking and includes Kotak Mahindra Bank Limited, a bank listed on the stock exchanges of India.

IndusInd, a member of the Hinduja Group, was a connected person of HTIL by virtue of being a substantial shareholder of Fascel prior to completion of the Indian Consolidation. The Hinduja Group provides a wide range of products and services in over 50 countries in three core areas: international trading; investment banking and global investments.

HMTL is a subsidiary of HTIL before the Indian Consolidation and is expected to remain a subsidiary after the Indian Consolidation. For the financial years ended 31 December 2002 and 31 December 2003, the approximate net profits before and after taxation and extraordinary items of HMTL were as follows:

HMTL
Financial year ended	Approximate net profits before taxation and extraordinary items	Approximate net profits after taxation and extraordinary items
	INR (HK$)	INR (HK$)
31 December 2002	1,054,396,000 (187,949,000)	983,565,000 (175,324,000)

31 December 2003	2,214,126,000 (394,675,000)	1,276,183,000 (227,484,000)

LETTER FROM THE BOARD

The audited net asset value of HMTL as at 31 December 2003 was INR3,241,194,000 (approximately HK$577,753,000).

For the financial years ended 31 December 2002 and 31 December 2003, the approximate net profits before and after taxation and extraordinary items attributable to the interests acquired, namely, 51.04% of HETL, 67.42% of HTEL and 51% of Fascel respectively were as follows:

	51.04% of HETL		67.42% of HTEL			51% of Fascel
Financial year ended	Approximate net profits before taxation and extraordinary items	Approximate net profits after taxation and extraordinary items	Approximate net profits before taxation and extraordinary items	Approximate net profits (loss) after taxation and extraordinary items		Approximate net profits before taxation and extraordinary items	Approximate net profits after taxation and extraordinary items
	INR HK$	INR HK$	INR HK$	INR HK$		INR HK$	INR HK$
31 December 2002	113,010,000 20,144,000	44,403,000 7,915,000	20,227,000 3,606,000	(44,964,000 (8,015,000	) )	125,401,000 22,353,000	58,556,000 10,438,000

31 December 2003	655,986,000 116,932,000	592,584,000 105,630,000	274,098,000 48,859,000	164,636,000 29,347,000		669,447,000 119,331,000	511,875,000 91,243,000

The audited net asset value of HETL, HTEL and Fascel as at 31 December 2003 was INR4,117,858,000 (approximately HK$734,021,000), INR2,934,725,000 (approximately HK$523,124,000) and INR2,214,526,000 (approximately HK$394,746,000) respectively.

FINANCIAL EFFECTS OF THE INDIAN CONSOLIDATION

The six Indian operators have previously been consolidated as subsidiaries of HTIL under both Hong Kong GAAP and US GAAP. Following the Indian Consolidation (of which the Indian Consolidation Transactions form part) this treatment will continue and accordingly, the Directors do not expect the Indian Consolidation Transactions or the Indian Consolidation to have any significant impact on the earnings, assets and liabilities of HTIL.

REASONS FOR, AND THE BENEFITS OF, THE INDIAN CONSOLIDATION TRANSACTIONS

Prior to the Indian Consolidation (of which the Indian Consolidation Transactions form part) the Company’s level of interest in each of the six Indian Operating Companies varied and there were different shareholders in certain of the Indian Operating Companies. The Indian Consolidation has simplified the HTIL Group’s interests in the Indian Operating Companies by harmonising the level of interest and the shareholders in each of the six companies.

The Board considers the Indian Consolidation to be in the interests of the Indian telecommunications operations of the HTIL Group in that it will facilitate a more efficient management of such operations, a more effective use of resources and funds between such operating companies and the holding company of the consolidated group will be better placed in accessing the debt and equity markets in India.

The Independent Board Committee has been established to advise the independent Shareholders in relation to the Indian Consolidation Transactions. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee and the independent Shareholders in relation to the Indian Consolidation Transactions. The Independent Board

LETTER FROM THE BOARD

Committee, having taken into account the advice from Somerley, considers the Indian Consolidation Transactions to be on normal commercial terms and fair and reasonable and in the interests of HTIL and the Shareholders as a whole.

ADDITIONAL INFORMATION

Your attention is drawn to letter of advice from the Independent Board Committee and the letter from Somerley containing its advice to the Independent Board Committee and the independent Shareholders in relation to the Indian Consolidation Transactions set out in page 15 and pages 16 to 29 of this circular respectively.

(II) VIETNAM BUSINESS COOPERATION

INTRODUCTION

On 18 February 2005, the Company announced that Hutchison Vietnam had received from the Ministry of Planning and Investment of Vietnam the Vietnam Investment Licence approving the Vietnam Business Cooperation with Hanoi Telecom to build, develop and operate a mobile telecommunication network in Vietnam and to provide services over such network for a term of 15 years. Further details of the Vietnam Business Cooperation and the Vietnam Business Cooperation Contract are set out below.

VIETNAM BUSINESS COOPERATION CONTRACT (OR VIETNAM BCC)

Date

14 July 2004

(as amended and supplemented on 13 October 2004 and 27 January 2005 and becoming effective on 4 February 2005, the date of issue of the Vietnam Investment Licence)

Parties

Hanoi Telecom

Hutchison Vietnam

Principal terms

The Vietnam BCC sets out the basis upon which the Vietnam BCC Parties plan to build, develop and operate a mobile telecommunications network in Vietnam using CDMA2000 technology and provide communication services over such network. The Vietnam BCC has a term of 15 years from the date of issue of the Vietnam Investment Licence.

The Vietnam BCC provides for Hanoi Telecom to contribute the right to use the prescribed spectrum band for network deployment and services provision, the rights and means of connection; the rights of land and building usage and the rights of rental and use of public areas for installation of mobile network equipment; and all applicable licences and approvals in Vietnam for the establishment and operation of the Vietnam Business Cooperation in accordance with the provisions of Vietnamese law.

The Vietnam BCC provides for Hutchison Vietnam to contribute technical and management resources, the procurement and development of the network as well as the finance to support the initial development of the business.

LETTER FROM THE BOARD

Under the Vietnam BCC, the Vietnam BCC Parties expect the capital expenditure and working capital over the 15-year term of the Vietnam Business Cooperation to be in the region of US$655 million (approximately HK$5,109 million). Peak funding from Hutchison Vietnam is expected to be in the region of US$250 million, which will be financed from the Company’s internally generated funds and external borrowings.

The Vietnam BCC Parties will share on a 50:50 basis the free cashflow of the Vietnam Business Cooperation determined as the Vietnam Business Cooperation’s cumulative profits before tax (determined according to a pre-agreed formulation) after the repayment of the funding paid or committed by Hutchison Vietnam for the development of the network and the business.

The Vietnam BCC is being performed, and the Vietnam Business Cooperation is being operated, through a co-ordination committee on which Hanoi Telecom and Hutchison Vietnam have equal representation. The first Chairman of such committee, who will hold office for the first five years with a casting vote, will be appointed by Hutchison Vietnam. Hanoi Telecom will be entitled to appoint the Chairman of such committee for the following two years.

INFORMATION ON HANOI TELECOM

Hanoi Telecom is a Vietnamese corporation established in 2001 that to date has been providing Internet as well as Voice over IP services in Vietnam.

The majority of shares of Hanoi Telecom is owned by the Vietnam Government through two entities, Hanoi Electronics Corporation and High Tech-Telecom-Informatics Corporation. These two entities have been involved in a wide range of businesses in Vietnam for over 20 and 50 years respectively including telecommunications software, manufacturing of electrical appliances, personal computers and plastic styrofoam products as well as owning and operating a hotel, serviced apartments and an office block.

Hanoi Telecom obtained a spectrum licence to provide CDMA mobile services in 2003.

To the best of the knowledge, information and belief of the Directors, after all reasonable enquiry, Hanoi Telecom is not a connected person of the Company and is independent of the connected persons of the Company.

FINANCIAL EFFECTS OF THE VIETNAM BUSINESS COOPERATION

It is expected that the Company’s interest in the Vietnam Business Cooperation will be recognised to the extent of the assets that it controls and the liabilities and expenses that it incurs and its share of the income that it earns from the sale of goods or services in accordance with the Vietnam BCC. It is important to understand, however, that Hong Kong Financial Reporting Standards will be in all material respects fully converged with International Financial Reporting Standards from 1 January 2005, consequently management has not yet finalised its assessment of the accounting treatment of the Company’s interest in the Vietnam Business Cooperation in accordance with the new standards.

The Directors do not expect the Vietnam Business Cooperation to have any significant impact on the earnings, assets and liabilities of the Company.

REASONS FOR, AND THE BENEFITS OF, THE VIETNAM BUSINESS COOPERATION

The Group has track record of developing new businesses, integrating acquired businesses in multiple markets and competing effectively as a new entrant.

LETTER FROM THE BOARD

The Vietnam Business Cooperation reflects the Company’s strategy of expanding the geographic scope of the Group’s business into other high-growth markets in Asia and presents a good opportunity for deploying the Group’s technology expertise and global procurement strategy for network roll out thereby further enhancing its subscriber base and revenue stream.

The Board considers the terms of the Vietnam BCC and the Vietnam Investment Licence to be on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

DISCLOSEABLE TRANSACTION

Applying the assets and consideration tests to the Vietnam Business Cooperation, the percentage ratios computed exceed 5% but are less than 25% of the total assets and the total market capitalisation of the Company respectively determined in accordance with Listing Rules 14.07(1) and 14.07(4). Accordingly, the Vietnam Business Cooperation constitutes a discloseable transaction for the Company under the Listing Rules.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully

By order of the Board

FOK Kin-ning, Canning

Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

25 February 2005

To the independent Shareholders

Dear Sir or Madam,

INDIAN CONSOLIDATION TRANSACTIONS

DISCLOSEABLE AND CONNECTED TRANSACTIONS

We refer to the circular of HTIL to the Shareholders dated 25 February 2005 (the “Circular”), of which this letter forms part. Terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

The Independent Board Committee has been established to give an opinion to the independent Shareholders in respect of the Indian Consolidation Transactions. Somerley has been appointed as the independent financial adviser to advise us and the independent Shareholders in connection with the Indian Consolidation Transactions. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such advice, are set out in their letter on pages 16 to 29 of the Circular.

Your attention is drawn to Part (I) of the “Letter from the Board” set out on pages 6 to 12 of and the additional information set out in the Appendix to the Circular.

Having taken into account the terms of the Indian Consolidation Transactions and the advice of Somerley, we consider that the Indian Consolidation Transactions are on normal commercial terms and are fair and reasonable and in the interests of HTIL and the Shareholders as a whole.

Yours faithfully

The Independent Board Committee

KWAN Kai Cheong            John W. STANTON            Kevin WESTLEY

All the Independent non-executive Directors

LETTER FROM SOMERLEY

Somerley Limited Suite 2201, 22nd Floor Two International Finance Centre 8 Finance Street Central Hong Kong

25 February 2005

To:	The Independent Board Committee and

the independent Shareholders

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the independent Shareholders in connection with the Indian Consolidation Transactions relating to the consolidation of HTIL’s subsidiaries operating in India, (which are HTEL, ADIL, HETL, HESL and Fascel) under HMTL. HMTL is the Group’s operating company in Mumbai, India. The Indian Consolidation involves the acquisition by HMTL of the entire shareholdings of HETL (which in turn owns 50.815% of HESL), HTEL (which in turn owns 100% of ADIL) and Fascel, and a further 49% equity interest in HESL from the relevant shareholders of the Indian Operating Companies. Charts of the shareholding structure before and after the Indian Consolidation are set out on pages 19 and 21 below.

As consideration for such acquisitions, HMTL has issued new equity shares to the shareholders of those Indian Operating Companies. Details of the Indian Consolidation Transactions and the Indian Consolidation are contained in the circular to the shareholders of HTIL dated 25 February 2005 (the “Circular”), of which this letter forms a part. Unless otherwise defined, terms used in this letter shall have the same meanings as defined in the Circular.

As the Vendors are either substantial shareholders or associates of substantial shareholders of the Indian Operating Companies which are HTIL’s subsidiaries, the Indian Consolidation Transactions involved in the Indian Consolidation constitute connected transactions of HTIL under the Listing Rules. The Indian Consolidation Transactions also constitute discloseable transactions of HTIL under the Listing Rules.

An independent committee of the Board, comprising Messrs. Kwan Kai Cheong, John W. Stanton and Kevin Westley who are independent non-executive Directors, has been formed to make a recommendation to the independent Shareholders as regards the terms of the Indian Consolidation Transactions. We have been appointed as the independent financial adviser to advise the Independent Board Committee and the independent Shareholders in this regard.

In formulating our advice and recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the directors and management of HTIL and of HMTL, which we have assumed to be true, accurate and complete. We have reviewed, among others, the Indian Share Purchase Agreements, the Prospectus and the relative valuation formula used for the purpose of determining the share swap ratios in effecting the Indian Consolidation.

LETTER FROM SOMERLEY

We have sought and received confirmation from the Directors that to their best knowledge all material relevant information has been supplied to us and no material facts have been omitted which would make any statements made to us misleading. We consider that the information we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our relying on such information and we have no reason to doubt that the information provided to us is true and accurate or that any material information has been omitted or withheld. However, we have not conducted any independent investigation into the business and affairs of the Group.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion on the terms of the Indian Consolidation Transactions, we have taken into consideration the following principal factors and reasons:

1.	Background to the Indian Consolidation

(i) The Group

The Shares were listed on the Stock Exchange and the ADSs were listed on the New York Stock Exchange in October 2004. The principal businesses of the Group are the provision of mobile telecommunication services in Hong Kong, India, Thailand, Israel, Sri Lanka, Paraguay, Ghana and Macau and fixed-line telecommunication services in Hong Kong. Set out below is the relative contribution of these markets to the Group’s turnover and operating profit (loss) for the year ended 31 December 2003 and for the six months ended 30 June 2004:

	Year ended 31 December 2003			Six months ended 30 June 2004
	Turnover		Operating Profit (loss)	Turnover		Operating Profit (loss)
	(HK$ million, except percentage)			(HK$ million, except percentage)
Hong Kong mobile (including Macau)	3,485	34.5%	619	1,749	25.4%	(39)
Hong Kong fixed-line	1,628	16.1%	236	1,228	17.8%	109
India	4,497	44.5%	706	3,202	46.5%	425
Israel (Note)	—	—	595	—	—	356
Thailand	355	3.5%	(1,113)	604	8.8%	(407)
Others	139	1.4%	(114)	108	1.5%	(51)
Profit on partial disposal of a subsidiary company	—	—	—	—	—	1,300

Total	10,104	100.0%	929	6,891	100.0%	1,693

Note:	Partner Communications Company Ltd. (“Partner”) is one of the Group’s associated companies and therefore is not consolidated in its financial statements but instead is accounted for under the equity method. For purposes of illustrating the relative contribution of each market to the Group’s business, included in the above table is the Group’s share (based on its equity interest) of the results of operations of Partner.

LETTER FROM SOMERLEY

(ii) Indian Operation

The Group provides mobile telecommunication services using GSM technology in India under the Hutch brand, other than in Mumbai where it operates under the Orange brand. In recent years, the Indian operation has been a major revenue and profit contributor to the Group. The Group’s presence in India dates back to February 1992 when its holding company, HWL, together with an Indian partner, established HMTL. In 1994, HMTL was awarded a licence to provide mobile telecommunication services in Mumbai and commercial operations began in 1995. In 2000, the Group acquired interests in HETL in Delhi, HTEL in Kolkata and Fascel in the state of Gujarat to operate mobile telecommunication services in those areas. In August 2001, HESL (a subsidiary of HETL) successfully bid for three licences to provide mobile telecommunication services in the key high-technology metropolitan areas of Karnataka (which includes Bangalore), Chennai and Andhra Pradesh (which includes Hyderabad). In August 2003, HTEL acquired interests in ADIL, which has licences to provide mobile telecommunication services in the three service areas of Uttar Pradesh (East), Haryana and Rajasthan. In November 2003, HESL acquired a licence for the service area of Punjab, and in February and March 2004 it acquired licences for the service areas of Uttar Pradesh (West) and West Bengal respectively.

Set out below is a map depicting the footprint of the Indian operation of the Group:

LETTER FROM SOMERLEY

The Group’s Indian operation is collectively India’s third largest private mobile telecommunication operator based on monthly market share data published by the Cellular Operators’ Association of India (“COAI”) and the Association of Unified Telecom Service Providers of India (formerly the Association of Basic Telecom Operators) (“AUSPI”). As of 31 December 2004, the Group’s Indian operation had in total 7.2 million subscribers.

The Group’s business interests in India are conducted through the six Indian Operating Companies in which it holds direct and indirect equity interests. Its direct equity interests immediately prior to the Indian Consolidation are as set out in the chart below:

The Group’s direct shareholding in each of the six Indian Operating Companies was kept to a maximum of 49% in accordance with the foreign ownership restrictions imposed by the Indian government. The Indian regulations require that foreign investors’ direct shareholding in an Indian telecommunication company shall not exceed 49% and management control should be in Indian hands. The Group has acquired additional economic interests in the six Indian Operating Companies through minority interests in joint venture entities formed with the Kotak Mahindra Group which hold equity interests in the relevant Indian Operating Companies. In addition, the Group is able to exercise strategic influence, for example through the option arrangements as detailed in the “Letter from the Board”, over the business of the Indian Operating Companies. Their results are therefore consolidated into the Group’s financial statements.

LETTER FROM SOMERLEY

The above shareholding structure, which evolved through acquisitions and as a result of the foreign ownership restrictions in force in India, had been recognised by the shareholders as sub-optimal from both a financial and management point of view. In July 2003, HTI (1993), Essar and UM Telematics (an associate of the Kotak Mahindra Group) entered into the Indian Consolidation Agreement whereby it was agreed that they would transfer their respective interests in the six Indian Operating Companies into a new holding company. In June 2004, HTI (1993) and UM Telematics entered into the Hinduja Consolidation Agreement, a separate consolidation agreement with IndusInd on similar terms. Details of the Indian Consolidation Agreement and the Hinduja Consolidation Agreement are set out in the Prospectus. The Indian Consolidation has been implemented in accordance with the Indian Consolidation Agreement and the Hinduja Consolidation Agreement. However, instead of forming a new holding company, the other five Indian Operating Companies were consolidated into HMTL, which has now become the holding company of the Group’s Indian operation as a result of the Indian Consolidation.

It was also mentioned in the Prospectus that should the consolidation of the six Indian Operating Companies occur, HTIL intended to seek a separate listing for its Group’s Indian operation. From that perspective, the Indian Consolidation serves to delineate the Group’s Indian operation from its other businesses and paves the way for its proposed separate listing.

2.	Terms of the Indian Consolidation

The Indian Consolidation involves the acquisition by HMTL:

from non-Group members

(i)	of 67.42% of the issued share capital of HTEL, in consideration of an aggregate of 11.61% of the equity shareholding in the post-consolidated HMTL. HTEL holds the entire equity interest in ADIL;

(ii)	of 51.04% of the issued share capital of HETL, in consideration of an aggregate of 15.05% of the equity shareholding in the post-consolidated HMTL;

(iii)	of 51% of the issued equity share capital of Fascel, in consideration of an aggregate of 8.69% of the equity shareholding in the post-consolidated HMTL; and

from members of the Group

(iv)	of their entire respective interests in HETL, HESL, HTEL and Fascel (namely, an aggregate of 48.96% in HETL, 49% in HESL, 32.58% in HTEL and 49% in Fascel) in return for the issue of an aggregate of 33.05% of the equity shareholding in the post-consolidated HMTL.

The new HMTL shares have been issued at INR247.99 (approximately HK$44.2) per share pursuant to the Indian Consolidation.

LETTER FROM SOMERLEY

The Indian Consolidation Transactions involved in the Indian Consolidation constitute discloseable and connected transactions of HTIL, which are subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules. HTIL has obtained from its controlling shareholder (which currently holds an approximately 70.2% interest in HTIL) a written consent to the Indian Consolidation Transactions. The Stock Exchange has agreed to accept the written consent in lieu of holding a shareholders’ meeting of HTIL for the purpose of approving the Indian Consolidation Transactions. All requisite Indian government and regulatory approvals, consent and permissions for effecting the Indian Consolidation have also been obtained.

The Indian Consolidation was completed on 1 February 2005. The shareholding structure of the Indian Operating Companies immediately after completion of the Indian Consolidation is considerably simplified, as follows:

Notes:

1. In addition to the 42.34% equity interest in HMTL, the Group also has an additional economic interest in approximately 13.86% of the equity of HMTL through minority interests in joint venture entities formed with the Kotak Mahindra Group which hold, directly or indirectly, equity interests in the relevant Indian Operating Companies.

2. In addition, the Indian Consolidation Agreement provides for an aggregate of a further 0.57% of the existing shares of HMTL to be transferred to the Essar Group by the Group and the Kotak Mahindra Group, in a proportion to be determined between the Group and the Kotak Mahindra Group.

3. The Essar Group still holds a minority shareholding of 0.185% in HESL.

Immediately after the Indian Consolidation, HTIL’s direct and indirect interests in HMTL are approximately 56.20%, and HMTL is expected to remain consolidated in the financial statements of the Group.

LETTER FROM SOMERLEY

3. Business and financial results of the Indian Operating Companies

Set out below is the financial information on HMTL, HETL, HTEL, HESL, Fascel and ADIL as extracted from relevant Indian Operating Companies’ audited accounts (prepared in accordance with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 of India):

(i) HMTL (Mumbai)

	Year ended 31 December 2002		Year ended 31 December 2003
	INR million	HK$ million	INR million	HK$ million
Results

Revenue	7,327	1,306	9,543	1,701
Net profits after taxation and extraordinary items	984	175	1,276	227

	As at 31 December 2002		As at 31 December 2003
	INR million	HK$ million	INR million	HK$ million
Balance sheets
Net debt	2,404	429	265	47
Total equity	1,965	350	3,241	578
Net debt/total equity	122.4%		8.2%

HMTL operates as a mobile telephone telecommunication service provider in Mumbai. HMTL obtained the licence to operate in this service area in November 1994 and services were launched in November 1995. As of December 2004, HMTL was the leading wireless service provider with a market share of 31% in Mumbai. Mobile phone penetration in Mumbai was about 29% as of December 2004. Since the Mumbai operation is a more mature one, it is one of the main profit contributors to the entire Indian operation of the Group. In addition, it has a relative low gearing ratio as substantial capital investment has been made during the start-up period and HMTL has been able to generate positive cash flow from operation to repay bank borrowings.

LETTER FROM SOMERLEY

(ii) HETL (Delhi)

	Year ended 31 December 2002		Year ended 31 December 2003
	INR million	HK$ million	INR million	HK$ million
Results
Revenue	5,237	934	6,481	1,155
Net profits after taxation and extraordinary items	87	16	1,161	207

	As at 31 December 2002		As at 31 December 2003
	INR million	HK$ million	INR million	HK$ million
Balance sheets
Net debt	3,211	572	2,595	463
Total equity	2,957	527	4,118	734
Net debt/total equity	108.6%		63.0%

HETL operates as a mobile telephone telecommunication service provider in Delhi. HETL acquired the licence to operate in this service area in 1994 and services were launched in November 1995. As of December 2004, HETL was the second largest wireless service provider with a market share of 27% in Delhi. Mobile phone penetration in Delhi was about 23% as of December 2004. Delhi is also one of the main profit contributors to the Group’s Indian operation. Substantial growth in profit was recorded in 2003. The gearing ratio has been reduced from approximately 108.6% in 2002 to approximately 63.0% in 2003.

(iii) HTEL (Kolkata)

	Year ended 31 December 2002		Year ended 31 December 2003
	INR million	HK$ million	INR million	HK$ million
Results
Revenue	2,092	373	2,992	533
Net (loss)/profits after taxation and extraordinary items	(67)	(12)	244	44

	As at 31 December 2002		As at 31 December 2003
	INR million	HK$ million	INR million	HK$ million
Balance sheets
Net debt	1,841	328	2,038	363
Total equity	(152)	(27)	2,935	523
Net debt/total equity	Not applicable (Note)		69.4%

Note: HTEL (Kolkata) had net liabilities as at 31 December 2002.

LETTER FROM SOMERLEY

HTEL operates as a mobile telephone telecommunication service provider in Kolkata. HETL acquired the licence to operate in this service area in 1994 and services were launched in September 1995. As of December 2004, HTEL was the leading wireless service provider with a market share of 34% in Kolkata. Mobile phone penetration in Kolkata was about 12% as of December 2004. Substantial progress was noted in Kolkata and the operation turned profitable in 2003. The gearing ratio has also been substantially improved.

(iv) HESL (Chennai, Andhra Pradesh, Karnataka, Punjab, Uttar Pradesh (West) and West Bengal)

	Year ended 31 December 2002		Year ended 31 December 2003
	INR million	HK$ million	INR million	HK$ million
Results
Revenue	485	86	2,234	398
Net loss after taxation and extraordinary items	(1,425)	(254)	(909)	(162)

	As at 31 December 2002		As at 31 December 2003
	INR million	HK$ million	INR million	HK$ million
Balance sheets
Net debt	7,716	1,375	8,979	1,600
Total equity	3,971	708	3,597	641
Net debt/total equity	194.3%		249.7%

HESL has operations in the six service areas of Chennai, Andhra Pradesh, Karnataka, Punjab, Uttar Pradesh (West) and West Bengal. Andhra Pradesh was the first service area where HESL launched its operations in May 2002. Services in Chennai and Karnataka were launched in June 2002. Services in Punjab were launched in July 2004. Services in West Bengal and Uttar Pradesh (West) were launched in November 2004. As of December 2004, HSEL’s market share was 11% in Chennai, 10% in Andhra Pradesh, 15% in Karnataka, 5% in Punjab, 4% in Uttar Pradesh (West) and 8% in West Bengal. Mobile phone penetration was 33% in Chennai, 5% in Andhra Pradesh, 6% in Karnataka, 14% in Punjab, 3% in Uttar Pradesh (West) and 1% in West Bengal as of December 2004. As HESL had to incur high start-up costs in the initial years of operation in these areas, losses were recorded for the two years ended 31 December 2003 and a high gearing ratio was noted.

LETTER FROM SOMERLEY

(v) Fascel (Gujarat)

	Year ended 31 December 2002		Year ended 31 December 2003
	INR million	HK$ million	INR million	HK$ million
Results
Revenue	3,689	658	5,388	960
Net profits after taxation and extraordinary items	115	20	1,004	179

	As at 31 December 2002		As at 31 December 2003
	INR million	HK$ million	INR million	HK$ million
Balance sheets
Net debt	4,779	852	3,834	683
Total equity	1,211	216	2,215	395
Net debt/total equity	394.7%		173.1%

Fascel operates as a mobile telephone telecommunication service provider in Gujarat. Fascel acquired the licence to operate in this service area in 1995 and launched its services in January 1997. As of December 2004, Fascel was the leading wireless service provider with a market share of 34% in Gujarat. Mobile phone penetration in Gujarat was about 7% as of December 2004. Fascel recorded substantial growth in profit in 2003. Gearing ratio has been reduced but is still at a relatively high level.

(vi) ADIL (Rajasthan, Haryana and Uttar Pradesh (East))

	Year ended 31 March 2003		Nine months ended 31 December 2003
	INR million	HK$ million	INR million	HK$ million
Results
Revenue	1,197	213	1,136	202
Net (loss)/profits after taxation and extraordinary items	(2,044 (Note 1))	(364)	1,582 (Note 1)	282

	As at 31 March 2003		As at 31 December 2003
	INR million	HK$ million	INR million	HK$ million
Balance sheets
Net debt	3,960	706	4,766	850
Total equity	(3,784)	(674)	(2,202)	(393)
Net debt/total equity	Not applicable (Note 2)		Not applicable (Note 2)

Notes:

1.	Net loss after taxation and extraordinary items for the year ended 31 March 2003 included non-frequently occurring expenses amounted to approximately INR1,829 million (equivalent to approximately HK$326 million). Net profits after taxation and extraordinary items for the nine months ended 31 December 2003 included non-frequently occurring income amounted to approximately INR1,507 million (equivalent to approximately HK$269 million).

2.	ADIL had net liabilities as at 31 March 2003 and 31 December 2003.

LETTER FROM SOMERLEY

ADIL provides wireless telecommunication services in Rajasthan, Haryana and Uttar Pradesh (East). As of December 2004, ADIL’s market share in these areas is 21%, 14% and 36%, respectively. Mobile phone penetration was 3% in Rajasthan, 6% in Haryana and 2% in Uttar Pradesh (East) as of December 2004. Substantial progress was noted in these areas and the operation turned profitable during the period ended 31 December 2003. However, these are less mature markets in which further substantial capital investment is expected. The borrowings are also expected to remain at a high level in the medium term.

As shown above, the gearing ratios for the more mature operations, such as HMTL (Mumbai), are relatively low as compared to the other Indian Operating Companies. For newly developed areas such as those covered by HESL, the gearing ratios are high. The present structure of the Indian Operating Companies has resulted in a build-up of cash in certain operations combined with relatively heavy borrowings in others. The Indian Consolidation should allow the more efficient use of the cash flow generated by the more mature operations to fund cash flow shortfalls in newer business.

4. Benefits of the Indian Consolidation Transactions

The Indian Consolidation had been contemplated and details were disclosed at the time of the Prospectus. According to the management of HMTL, the Indian Consolidation will achieve the following objectives:

(a) enable consolidation of business and financial resources in order to provide better and more cost-efficient telecommunication services to the Indian consumers;

(b) improve balance sheet, thereby giving lenders confidence to provide funds without recourse to shareholders for rollout of further telecommunication infrastructure;

(c) enable more efficient use of working capital. Cash flow generated by more mature operations, such as that in Mumbai, can be used to fund cash flow shortfalls in newer businesses more efficiently; and

(d) a single entity is critical for an initial public offering, which is beneficial to the Indian operation’s future growth as it provides a separate platform to raise funds for network capacity and coverage expansion, upgrade of services and technologies, continued rollout and extension of footprint, and other general corporate requirements.

We agree with the Board that it is in the interests of the Group to achieve the above objectives through the Indian Consolidation. The consolidation of the six Indian Operating Companies was disclosed in the Prospectus so that the independent Shareholders were on notice of this likely development when acquiring shares of HTIL at or after the initial public offering of HTIL’s shares.

5. Consideration

The Indian Consolidation involved shareholders swapping their respective interests in HETL, HESL, HTEL and Fascel for new shares of the post-consolidated HMTL. In determining the percentage of shareholding in the post-consolidated HMTL that each shareholder would obtain, such shareholders agreed to the valuation of each of the Indian Operating Companies relative to the valuation of the post-consolidated HMTL (the “Relative Valuation”). The following table illustrates the Relative Valuation of each of the Indian Operating Companies compared to the valuation of the post-consolidated HMTL:

LETTER FROM SOMERLEY

As a percentage of the aggregate valuation of the post-consolidated HMTL
Pre-consolidated HMTL	31.60%
HETL	24.67%
HESL (50.815% owned by HETL)	9.48%
HTEL	11.44%
ADIL (100% owned by HTEL)	5.77%
Fascel	17.05%

Post-Consolidated HMTL	100.00%

The Relative Valuation of each individual company is determined on the basis of a formula, except in the case of HESL which is based on cost. The cost approach is generally more appropriate for a start-up operation like HESL, which has not operated to a stage that its financial data is able to reflect its business potential.

The formula used in arriving at the Relative Valuation of the other Indian Operating Companies is based on a number of factors likely to affect the future performance of each Indian Operating Company. These factors can be divided into general market factors and company specific factors. In arriving at the Relative Valuation, a 50:50 weighting is attached to the market factors and the company specific factors. A relative weighting has been attached to each individual factor as follows:

(A)	Market factors which measure the business potential of a particular service area - an aggregate weighting of 50%

(i)	per capita income: a higher value is attached to the more affluent markets like Mumbai and Delhi;

(ii)	penetration: a higher value is attached to less penetrated service areas in which there is more room for future business growth;

(B)	Company specific factors which measure the performance of a particular service area relative to the six Indian Operating Companies’ overall performance - an aggregate weighting of 50%

(iii)	average revenue per user (“ARPU”): a higher value is attached to companies like HMTL (Mumbai) and HETL (Delhi) where the ARPU is higher than the average ARPU for the six Indian Operating Companies as a whole;

(iv)	EBITDA - a higher value is attached to companies like HMTL (Mumbai) where the average EBITDA is higher than the average EBITDA for the six Indian Operating Companies as a whole; and

(v)	capital expenditure (“Capex”) per incremental subscriber - a higher value is attached to Indian Operating Companies which incur less Capex per incremental subscriber.

LETTER FROM SOMERLEY

These factors were applied to (i) a single negotiated value per subscriber which was the same for all Indian Operating Companies; and (ii) the subscriber base of each of the Indian Operating Companies to determine their respective relative value.

Pursuant to the Indian Consolidation, each individual shareholder of the six Indian Operating Companies became beneficially interested in a percentage of the enlarged issued share capital of HMTL post-consolidation, calculated on the basis of the Relative Valuation. For example, all shareholders of HMTL pre-consolidation became in aggregate interested in approximately 31.60% of the enlarged issued share capital of HMTL post-consolidation.

We consider the above formula provides a consistent and objective basis to determine the relative interest of all shareholders of the Indian Operating Companies in HMTL post-consolidation. As the above formula is applied uniformly to all shareholders of the relevant Indian Operating Companies, we consider it a fair and reasonable basis to all shareholders of the Indian Operating Companies, including members of the Group who are parties to the share swap involved in the Indian Consolidation. The cost approach is, in our opinion, appropriate for a start-up operation like HESL.

FINANCIAL EFFECTS OF THE INDIAN CONSOLIDATION ON THE GROUP

The six Indian Operating Companies have previously been consolidated as subsidiaries of HTIL under both Hong Kong GAAP and US GAAP. Following the Indian Consolidation (of which the Indian Consolidation Transactions form part), this treatment will continue and accordingly, the Indian Consolidation Transactions and the Indian Consolidation would not have any significant impact on the assets and liabilities of the Group.

Post-Indian Consolidation, there has been an increase in the Group’s attributable interest in HMTL and HETL and a decrease in the Group’s attributable interest in the other four Indian Operating Companies. HMTL and HETL have so far been the strongest performers of the Group’s Indian operation. On this basis, it is not expected that the Indian Consolidation would have any material adverse impact on the Group’s earnings.

DISCUSSION AND ANALYSIS

HTIL (through its parent, HWL) entered the Indian telecommunication market by setting up HMTL in 1992 to develop a mobile telecommunication business in Mumbai, which commenced operations in 1995. In 2000, operations were extended to Kolkata, Delhi and Gujarat. Further operations were established, and acquisitions made, in 2001 and 2003 so that HTIL now has indirect participation in 13 out of the 23 service areas in India through six corporate entities prior to the Indian Consolidation. A map of the coverage is set out above.

Because HTIL entered the India market at different times and by different routes, and also because of the restrictions on foreign ownership (which are summarised above), a complex shareholding structure has arisen (see chart set out in the section headed “Background to the Indian Consolidation” above). As matters stood in January 2005, four different entities with four different sets of shareholders held licences for three major cities plus Gujarat, and subsidiaries of two of these companies held licences for various other regions. There was no single holding company for HTIL’s Indian telecommunication operations but rather four parallel shareholding structures.

The shareholders of the Indian Operating Companies recognised that this structure was sub-optimal from both a financial and a management point of view and agreements which form the basis of the Indian Consolidation were signed in July 2003 and June 2004. This was fully disclosed in the Prospectus. In addition, without a single holding company, no separate listing of the Group’s Indian

LETTER FROM SOMERLEY

operations would be possible. The cash flow generated by more mature operations, such as Mumbai, could not be used to fund, in an efficient manner, cash flow shortfalls in newer businesses with heavy start-up expenses. This has resulted in a build-up of cash in certain operations combined with relatively heavy borrowings in others. Similarly, an integrated management team cannot be fully and effectively established without an appropriate shareholding structure.

The Indian Consolidation has, in our opinion, laid the foundation to remove the inefficiencies of the previous structure. Under the Indian Consolidation (which was completed on 1 February 2005), HMTL has become the holding company for the other five Indian Operating Companies. This has been achieved by issuing new HMTL shares to acquire the entire issued shares of the other relevant companies.

In drawing up terms for the Indian Consolidation, ratings were attached to each of the Indian Operating Companies involved largely based on a relative valuation formula agreed among the shareholders. The formula incorporates factors relating to the market, such as per capita income and “penetration” - the percentage of population using a mobile phone, and factors relating to the particular company, such as ARPU, EBITDA and Capex. The factors and the weightings to be given to them were agreed by the shareholders through extensive negotiations among them.

Having reviewed the criteria used and discussed them with the management of HMTL, we are satisfied that an objective basis has been adopted which has resulted in a fair allocation of percentage ownership in the enlarged issued share capital of HMTL post-consolidation. Although the Vendors are considered connected persons of HTIL because they are either substantial shareholders or associates of substantial shareholders of subsidiaries of HTIL, they are all substantial commercial groups in their own right. We consider that the negotiations on the formula for the Relative Valuation were conducted on an arm’s length basis. We consider that the methodology and procedures adopted are usual ones to determine merger terms of this type.

OPINION

Based on the above principal factors, we consider the Indian Consolidation Transactions involved in the Indian Consolidation are on normal commercial terms for a consolidation of this type and are fair and reasonable and in the interests of HTIL and the Shareholders as a whole.

Yours faithfully, for and on behalf of
SOMERLEY LIMITED M.N. Sabine
Chairman

APPENDIX	GENERAL INFORMATION

1.	Responsibility Statement

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to HTIL. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	Qualifications and consent of expert

Somerley is a deemed licensed corporation under the SFO and is independent of HTIL and of its connected persons. Somerley is not interested beneficially in the share capital of any member of the HTIL Group and does not have any right to subscribe or to nominate persons to subscribe for securities in any member of the HTIL Group. Somerley has no interest, directly or indirectly, in the promotion of, or in the assets of, the HTIL Group which have been, since 30 June 2004 (being the date to which the latest published audited consolidated accounts of the HTIL Group were made up), acquired or disposed of by or leased to, or are proposed to be acquired or disposed of by or leased to, any member of the HTIL Group.

Somerley has given, and not withdrawn its written consent to the issue of this circular with the inclusion of its letter and/or the references to its name in the form and context in which it appears.

3.	Litigation

As at the Latest Practicable Date and save as disclosed below, neither HTIL nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or claims of material importance is pending or threatened against HTIL or any of its subsidiaries.

India

The sales tax authorities of each of the state governments where the Indian Operating Companies operate in India have instituted proceedings (or are in the process of completing their assessments with a view to doing so), against each of the Indian Operating Companies, claiming sales tax is payable in respect of revenues earned from air time, activation fees and/or monthly subscription fees. The majority of the other mobile telecommunications operators and fixed-line operators in India, including the government controlled telecommunications companies, have been involved in similar proceedings and in some cases the matter is pending before the Supreme Court of India. In all cases where proceedings have been instituted, the Indian Operating Companies have obtained stay orders against demands and recovery action instituted by the sales tax authorities pending a final decision on the substantive case. Further details can be found in the Prospectus. There have been no material developments since the date of the Prospectus.

Ghana

The proceedings by Kludjeson International Limited against Kasapa and several individuals including members of the management team relating to their appointment and actions taken as described in the Prospectus are continuing. Kasapa has denied the claims and is defending the action.

APPENDIX	GENERAL INFORMATION

4.	No material adverse change

The Directors believe there has been no material adverse change in the financial or trading position of the Group since 30 June 2004, being the date to which the latest published audited accounts of HTIL have been made up.

5.	Directors’ interests and short positions in the share capital of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of HTIL in the Shares, underlying shares and debentures of HTIL or any associated corporation (within the meaning of Part XV of the SFO) which had been notified to HTIL and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to HTIL and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers adopted by HTIL (the “Model Code”) were as follows:

(I)	Interests and short positions in the Shares, underlying shares and debentures of HTIL

Long positions in the Shares/underlying shares of HTIL

Name of Director	Capacity	Nature of interests	Number of shares held	Number of Underlying shares held	Approximate % of shareholding
Fok Kin-ning, Canning	Interest of a controlled Corporation	Corporate interest	250,000 (Note 1)	—	0.006%
Chow Woo Mo Fong, Susan	Beneficial owner	Personal Interest	250,000	—	0.006%
Frank John Sixt	Beneficial owner	Personal Interest	—	255,000 (Note 2)	0.006%
Lui Pok Man, Dennis	Beneficial owner	Personal Interest	100,000	—	0.002%
Chan Ting Yu	Beneficial owner	Personal Interest	100,000	—	0.002%
John W. Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 3)	0.002%

Notes:

1.	Such Shares were held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his spouse.
2.	17,000 ADSs (each representing 15 Shares) were held by Mr. Frank John Sixt.
3.	7,000 ADSs (each representing 15 Shares) were held jointly by Mr. John W. Stanton and his spouse.

APPENDIX	GENERAL INFORMATION

(II)	Interests and short positions in the shares, underlying shares and debentures of the associated corporations

(A)	Long positions in the shares/underlying shares of HWL

Name of Director	Capacity	Nature of interests	Number of shares of HWL held		Approximate % of shareholding of HWL
Fok Kin-ning, Canning	Interest of a controlled Corporation	Corporate interest	4,310,875 (Note 1)		0.1011%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal Interest	150,000		0.0035%

Frank John Sixt	Beneficial owner	Personal Interest	50,000		0.0012%

John W. Stanton	(i) Interest held jointly with spouse	(i) Other interest	16,500	}	0.0005%
	(ii) Trustee of a trust	(ii) Other interest	6,600
Note:
1.	Such shares were held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his spouse.

(B)	Long positions in the shares, underlying shares and debentures of other associated corporations

Mr. Fok Kin-ning, Canning had, as at the Latest Practicable Date, the following interests:

(i) (a)	1,100,000 ordinary shares, representing approximately 0.162% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 100,000 and 1,000,000 ordinary shares respectively; and

(b)	1,474,001 underlying shares in HTAL comprising personal and corporate interests in 134,000 and 1,340,001 underlying shares respectively on conversion of the listed and physically settled 5.5% Unsecured Convertible Notes due 2007 issued by HTAL;

(ii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.075% of the then issued share capital, in Hutchison Harbour Ring Limited;

(iii)	corporate interests in 10,000,000 ordinary shares, representing approximately 0.145% of the then issued share capital, in Hutchison Global Communications Holdings Limited;

APPENDIX	GENERAL INFORMATION

(iv)	corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.123% of the then issued share capital, in Partner Communications Company Ltd. (“Partner Communications”); and

(v)	corporate interests in a nominal amount of EUR10,900,000 in the 5.875% Notes due 2013 issued by Hutchison Whampoa Finance (03/13) Limited, a nominal amount of US$4,000,000 in the 13% unsecured senior subordinated notes due 2010 issued by Partner Communications and a nominal amount of USD6,500,000 in the 6.25% Notes due 2014 issued by Hutchison Whampoa International (03/33) Limited.

Mr. Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally owned by Mr. Fok and his spouse. Mr. Kevin Westley in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in 4,000 ordinary shares, representing approximately 0.0002% of the then issued share capital of Cheung Kong Infrastructure Holdings Limited.

Save as disclosed above, as at the Latest Practicable Date, none of the directors and chief executive of HTIL and their respective associates had any interest or short position in the shares, underlying shares and debentures of HTIL or any of its associated corporation (within the meaning of Part XV of the SFO) which had to be notified to HTIL and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code contained in the Listing Rules, to be notified to HTIL and the Stock Exchange.

Certain directors held qualifying shares in certain subsidiaries of HTIL on trust for other subsidiaries.

6.	Directors’ service contracts

None of the Directors has, or is proposed to have, a service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without compensation (other than statutory compensation)).

7.	Directors’ interest in assets/contracts and other interest

None of the Directors has any interest, direct or indirect, in any assets which have, since 30 June 2004, being the date of the latest published audited accounts of the HTIL Group, been acquired or disposed of or by or leased to any member of the HTIL Group or are proposed to be acquired or disposed of by or leased to any member of the HTIL Group.

None of the Directors was materially interested in any contract which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the HTIL Group taken as a whole.

APPENDIX	GENERAL INFORMATION

8.	Qualifications of Company Secretary and Qualified Accountant

The Company Secretary of HTIL is Ms. Edith Shih. Ms. Shih holds a Bachelor of Science degree in Education and a Master of Arts degree from the University of the Philippines, and a Master of Arts degree and a Master of Education degree from Columbia University, New York. She is qualified to practise law in Hong Kong, England and Wales and Victoria, Australia and is a Fellow of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

The Qualified Accountant of HTIL is Mr. Mark Robert Harris. He is a certified public accountant in the State of California, United States of America. Mr. Harris acquired a Bachelor of Science in Business Administration with a concentration in Accounting in 1995 from California Polytechnic State University, San Luis Obispo, California.

9.	Registered office, head office and transfer office of the Company

Registered office:	Century Yard Cricket Square Hutchins Drive P.O. Box 2681 GT George Town Grand Cayman British West Indies

Head office:	22nd Floor Hutchison House 10 Harcourt Road Hong Kong

Principal share registrar and transfer office:	Bank of Butterfield International (Cayman) Ltd Butterfield House 68 Fort Street P.O. Box 705 George Town Grand Cayman British West Indies

Hong Kong branch share registrar and transfer office:	Computershare Hong Kong Investor Services Limited Rooms 1712 – 1716 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong

10.	Miscellaneous

(a)	The HTIL Group is a global provider of telecommunications services. HMTL is a provider of mobile telecommunications services in India.

(b)	In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

APPENDIX	GENERAL INFORMATION

11.	Documents available for inspection

Copies of the following documents will be available for inspection at the business address of HTIL in Hong Kong at 18th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong during normal business hours up to and including 11 March 2005, the date which is 14 days after the date of this circular:

(a)	Indian Share Purchase Agreements;

(b)	share purchase agreement dated 1 February 2005 between HMTL and Prime Metals Limited;

(c)	share purchase agreement dated 1 February 2005 between HMTL and CCII (Mauritius) Inc.;

(d)	share purchase agreement dated 1 February 2005 between HMTL and Mobilvest;

(e)	share purchase agreement dated 1 February 2005 between HMTL and Euro Pacific Securities Limited;

(f)	share purchase agreement dated 1 February 2005 between HMTL and Asian Telecommunications Investments (Mauritius) Limited;

(g)	share purchase agreement dated 1 February 2005 between HMTL and Trans Crystal Limited;

(h)	share purchase agreement dated 1 February 2005 between HMTL and Al-Amin Investments Limited;

(i)	Indian Consolidation Agreement; and

(j)	Hinduja Consolidation Agreement.